Exhibit 3

RESULTS1Q18 April 26, 2018

||Forward looking information 2 This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forwardlooking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projections about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CLH operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s sales, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products. UNLESS OTHERWISE NOTED, ALL CONSOLIDATED FIGURES ARE PRESENTED IN DOLLARS AND ARE BASED ON THE FINANCIAL STATEMENTS OF EACH COUNTRY PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS. Copyright CEMEX Latam Holdings, S.A. and its subsidiaries.

|| Financial Results Summary



Net Sales (US$M)
Operating EBITDA (US$M)
Margin EBITDA (%)
- 8%
- 29%
- 6.3pp
329
301
93
66
28.2%
21.9%
1Q17
1Q18
1Q17
1Q18
1Q17
1Q18

Net sales declined by 8%

mainly due to lower volumes and a difficult comparison base for cement prices in Colombia; fewer business days on a year-over-year basis because of Easter holidays affected our consolidated sales by ~US$9 M

EBITDA affected mainly by

our results in Colombia and Panama; weak industry volumes in these countries, a difficult comparison base for prices in Colombia, as well as an adverse product-mix effect in cement and a major kiln maintenance in Panama

Also, the EBITDA decline

reflects a high comparison base as 1Q17 had the highest quarterly EBITDA of last year

3

||Consolidated Volumes andPrices
4 (1)Like-to-like prices adjusted for foreign-exchange fluctuations 1Q18 vs.1Q17    1Q18 vs.4Q17 Volume -9%-2% Price (USD)0%6% Price (LtL1)-1%4% Volume-11%-6% Price (USD)0%7% Price (LtL1)-2%3% Volume-5%-4% Price (USD)-6%4% Price (LtL1)-8%1%

||EBITDA Variation
5 28.2% 21.9% EBITDAMargin 1Q17 EBITDA Margin 1Q18 -6.3pp
-29%
EBITDA1Q17 Fx EBITDA1Q18 Vol Price O. Costs SG&A Dist
93 66 -8 0 0 -3 0 -17

REGIONALHIGHLIGHTS Results 1Q18 LATAM HOLDINGS CEMEX

Results Highlights Colombia

||Colombia –Results Highlights
81Q18 vs. 1Q17     1Q18 vs. 4Q17 Cement -5%3% Ready-mix-1%3% Aggregates-4%-3%

9 Despite low-income housing sales reaching historic highs year-to-date February,housing starts decreased by about 12% in this period In the middle-and high-income segment, housing sales and starts continued declining year-to-date February, however, housing starts in this segment increased double-digits in this period compared to those of November-December 2017 Cement dispatches for housing projects remained weak during the quarter ||Colombia –Residential Sector We expect industry cement demand for this sector to accelerate during 2H18 and increase by 1% this year, supported by lower interest rates, improved subsidies execution, as well as by the improvement in the intention-to-buy-a-home-indicator, which is now back up to the 5-year avg.

10 Low levels of public investment during 1Q18 due to the Ley de Garantíaswhich ends its enforcement in coming months after the elections Volumes to this sector supported by two relevant projects in Bogotá:the PTAR Salitrewater plant and the CETIC Hospital 4G projects advancing slowly, estimated total ready-mix consumption to reach 430,000 m3 in 2018, of which we expect to supply 150,000 m3 ||Colombia –Infrastructure Sector We expect industry cement demand to this sector to remain flat during 2018

Results Highlights Panama

||Panama –Results Highlights
121Q18 vs. 1Q17     1Q18 vs. 4Q17 Cement 0%0% Ready-mix-6%-2% Aggregates-5%4%

||Panama –Sector Highlights 13 We expect improved demand conditions in 2H18as projects such as the Panama northern corridor, the ITSE college, the TransísmicaRoad rehabilitation, as well as the Chorrera-San Carlosroad expansion, intensify cement consumption Increased activity in public works should be supported by the country’s healthy fiscal situation, the increasing revenues from the Canal expansion, as well as 2019 presidential elections The construction-workers-union strike will impact our results during the time it remains unresolved

Results Highlights Costa Rica

||Costa Rica –Results Highlights
151Q18 vs. 1Q17     1Q18 vs. 4Q17 Cement 1%2% Ready-mix-2%2% Aggregates-28%-3%

||Costa Rica–Sector Highlights 16 For the rest of 2018 demand for our products should be supported by already contracted projects like a wholesale market in the North Pacific part of the country and the new building for the Parliament Our cement volumes expected to increase from 2% to 4% during 2018 Considering our project pipeline, as well as the expected entrance of new mill capacity during 2H18 We expect a slight demand increase from residential projects this year

Results Highlights Rest of CLH

||Rest of CLH –Results Highlights
181Q18 vs. 1Q17     1Q18 vs. 4Q17 Cement 4%2% Ready-mix1%1% Aggregates-3%0%

||Rest of CLH –Nicaragua highlights 19 The recent social unrest in the country is hampering construction activity Cement volumes declined by 11% mainly due to delays in the execution of already contracted concrete roads In the infrastructure sector, concrete roads such as Bluefields-United Nations, Mulukuku-Siunaand Malacatoya-El Papayal, as well as for the Masaya water plant, should provide volume support In the industrial-and-commercial sector, cement demand from the Chinadengahospital, a new distribution center, as well as tourism-related projects, should drive volumes||

20 ||Rest of CLH –Guatemala highlights Our cement volumes in Guatemala declined by 7%,or by 2% adjusting for fewer working days, while our ready-mix business reached record-high volumes Increased cement volumes to retailers and to our ready-mix operations partially compensated lost volumes to two mining projects that shutdown during 2Q17 In our cement business, we are directly reaching more retailers while in ready-mix we are improving service and client coverage in Guatemala City

FREE CASH FLOW 1Q18 Results

||Free Cash Flow
22US$ Million    1Q18 1Q17 % var Op. EBITDA6693(29%) -Net Financial Expense1517 -Maintenance Capex 710 -Change in Working Cap3623 -Taxes Paid1222 -Other Cash Items (net)264 Free Cash Flow -3017N/A -Strategic Capex 116 Free Cash Flow -311N/A

GUIDANCE 1Q18 Results

||2018 Guidance 24 Volume YoY%
Consolidated Cash taxes US$75 M Total Capex US$55M Maintenance Capex US$50 M Strategic Capex US$5 MCement    Ready -Mix Aggregates 2% to 4%-2% to 0%5% to 7%

||Consolidateddebt maturity profile
25 2018 339 2023 596 US$ Million US $935 M Total debt as of March 31, 2018 3.2x Net Debt/EBITDAas of March 31, 2018

RESULTS1Q18 April 26, 2018